SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2001

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                 (Translation of registrant's name into English)

              P.O. BOX 75247, KALLITHEA, ATHENS GR 176-10, GREECE
                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F [X]                     Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             Yes  [ ]                          No  [X]

[If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________.]
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ITEM 5.     OTHER EVENTS.

On December 6, 2001, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1, announcing results for nine month period ending September 30, 2001 and receipt of notice of a tender for all its shares.

ITEM 7.     FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c)  Exhibits

Exhibit 99.1            Press release of the Registrant, dated December 6, 2001.
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            Pursuant to the requirements of the Securities Act of 1934, the
Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

                              ANANGEL-AMERICAN SHIPHOLDINGS LIMITED




                              By:  /s/ Demetrios A. Stylianou
                                   -------------------------------------
                                   Demetrios A. Stylianou
                                   Treasurer and Chief Financial Officer

Dated:  December 06, 2001